SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended May 2001	Commission File Number 000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

3100, 205 - 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)

Telephone (403) 262-1838

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F	[ X ]	Form 40-F	[ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	[ ]	NO	[ X ]

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Total Number of pages is 5

BIRCH MOUNTAIN RESOURCES LTD.

31st Floor, Bow Valley Square II205
- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

VIA SEDAR

ALBERTA SECURITIES COMMISSION 19th Floor, 10025 Jasper Avenue Edmonton, Alberta, T5K 3Z5	CANADIAN VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

BRITISH COLUMBIA SECURITIES COMMISSION
P.O. Box 10142 Pacific Centre
701 West Georgia Street
Vancouver, British Columbia, V7Y 1L2

Dear Sir:

        Re: Birch Mountain Resources Ltd.
        Material Change Report Under Section 118 Of The Securities Act
        (Alberta) And Section 85 Of The Securities Act (British Columbia)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Birch Mountain Resources Ltd. (the “Birch Mountain” or “Corporation”). For convenience, this letter is itemized in the same manner as Form 27 of the Securities Act (Alberta) and Securities Act (British Columbia), respectively.

Item 1 - Reporting Issuer

BIRCH MOUNTAIN RESOURCES LTD.
31st Floor, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Item 2 - Date of Material Change

The material change occurred on April 24, 2001.

Item 3 - Publication of Material Change

A Press Release was issued on May 2, 2001.

Item 4 - Summary of Material Change

The Corporation appointed two new members to the Corporation’s Board of Directors.

Item 5 - Full Description of Material Change

The Corporation appointed two new members to the Corporation's Board of Directors, Dr. J.I. (Jack) Clark and Mr. Charles Hopper. Mr. Hopper was previously an advisor to the Board.

Dr. Clark has had a career encompassing the fields of engineering, technology and applied research. He held several senior positions with two large Canadian engineering firms through the 1970s and 1980s, including President of Golder & Associates, and worked on a wide variety of resource development projects. Dr. Clark is an expert in geotechnical investigations and design and has worked on numerous mining projects in Canada. From the mid-1980s to 1997, Dr. Clark was President of the Centre for Cold Ocean Resources Engineering (C-CORE) in St. John’s, Newfoundland. C-CORE is an engineering research institute that pursues research and advisory services in several areas of advanced technology, including remote sensing, intelligent systems and space systems and applications. For the past few years, Dr. Clark has been an Honorary Research Professor and Professor of Engineering at Memorial University of Newfoundland and continues to consult to a wide range of government and industry clients in Canada, U.S.A. and internationally. In addition to his role as a Board member, Dr. Clark will work with the Company’s technical staff and the Scientific Advisory Board on research and intellectual property matters.

Charles Hopper is a Managing Director of Lehman Brothers, Inc. of New York and has more than twenty-five years experience in the financial industry. During the past four years at Lehman Brothers, Mr. Hopper has been responsible for Private Client Services Asset Management. His principal focus has been developing, marketing and managing products utilizing internal and third party asset managers in both traditional and alternative asset classes. Mr. Hopper was previously associated with Morgan Stanley and Company, Inc., The Northern Trust Company and was a Founder of Graystone Partners, a Chicago-based investment consulting firm. Mr. Hopper brings a broad range of experience to the Board in finance and capital markets.

Item 6

Not applicable

Item 7 - Senior Officer

The name of a senior officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Donald L. Dabbs, Vice-President and Chief Financial Officer at (403) 262-1838.

The foregoing accurately discloses the material change referred to herein.

DATED this 2nd day of May, 2001.

Yours truly,

BIRCH MOUNTAIN RESOURCES LTD.

Per:	/s/ Donald L. Dabbs DONALD L. DABBS Vice-President and Chief Financial Officer

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

May 8, 2001	BIRCH MOUNTAIN RESOURCES LTD.
/s/ Donald L. Dabbs DONALD L. DABBS Vice-President and CFO

EXHIBIT INDEX

Exhibit 99    -    Press Release